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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ˜

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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♦ (ALSO ADMITTED IN ENGLAND & WALES) ˜ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)

May 28, 2019

Confidential

Mr. Michael Clampitt

Ms. Jessica Livingston

Mr. David Irving

Mr. Stephen Kim

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                 AMTD International Inc. (CIK No. 0001769731)

Response to the Staff’s Comments on the Draft Registration
Statement on Form F-1 Confidentially Submitted on March 19, 2019

Dear Mr. Clampitt, Ms. Livingston, Mr. Irving, and Mr. Kim:

On behalf of our client, AMTD International Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 16, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on March 19, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

May 28, 2019

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and one copy of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Cover Page

1.                                      Please revise to disclose the Company’s limited operating history.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.                                      We note your disclosure of your assets under management (AUM) balance as of December 31, 2018 in US dollars. Please revise to disclose your AUM in Hong Kong dollars as well and make corresponding changes throughout the draft registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 67, 76, 78, 100, 102, and 114 of the Revised Draft Registration Statement.

3.                                      Please expand to discuss the implications of being a controlled company.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and page 6 of the Revised Draft Registration Statement.

Corporate History and Structure, page 4

4.                                      With a view towards revised disclosure, please advise when you anticipate the restructuring to be complete.

The Company respectfully advises the Staff that the restructuring was completed in April 2019 following the receipt of HKSFC approval in the same month.

U.S. Securities and Exchange Commission

May 28, 2019

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 7, 12, 52, 57-58, 60, 128, 144, 153, and II-1 of the Revised Draft Registration Statement.

5.                                      Please revise to add a brief subsection for each entity on the diagram that will be part of the organization. For each entity, disclose the primary business, the net income or loss for the years ended 2017 and 2018 and the assets and equity at December 31, 2017 and 2018.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 58-59 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that the Company does not separately disclose net income or loss and assets and equity positions of each entity within the diagram on an unconsolidated basis, because (i) the management of the Company assesses financial performance and oversees operations of the Company and its subsidiaries based on business lines and on a consolidated basis rather than based on individual corporate entities and (ii) it would be unduly burdensome and costly for the Company to prepare audited unconsolidated financial information of each entity.

Risk Factors, page 13

6.                                      We note you provide various services to China-based clients including Chinese regional banks. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with us. The PCAOB, however, is currently prevented from inspecting the U.S.-related audit work and practices of PCAOB-registered firms in China, and, to the extent their audit clients have operations in China, Hong Kong. Please tell us whether the investors in U.S. markets will face this obstacle and will be deprived of the benefits of PCAOB inspections of auditors with regards to your consolidated financial statements. If so, please state this fact under a separate risk factor heading and explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures. If not, please tell us why you believe the investors in U.S. markets will not face such obstacle.

In response to the Staff’s comment, the Company has added the disclosure on pages 31-32 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

May 28, 2019

Risk Related to Our Business and Industry

We are subject to extensive and evolving regulatory requirements, non-compliance with which may result in penalties.., page 19

7.                                      Please disclose whether there have been any material findings of non-compliance.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Revised Draft Registration Statement.

Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against.., page 23

8.                                      Please disclose whether you have experienced any material deficiencies or failures in your risk management and internal controls.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Revised Draft Registration Statement.

Fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties could harm our reputation and business..., page 25

9.                                      Please disclose whether you have experienced any such material fraud or misconduct.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Revised Draft Registration Statement.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending.., page 25

10.                               Please disclose whether you have been subject to any such claims.

In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Revised Draft Registration Statement.

We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis..., page 25

11.                               Please revise to clarify whether you have failed to detect material money laundering activities in the past.

U.S. Securities and Exchange Commission

May 28, 2019

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Revised Draft Registration Statement.

Risks Relating to Our ADSs and this Offering

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways.., page 44

12.                               For clarity, please revise this risk factor to disclose your current capital position as well as your expected capital position after the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 46 of the Revised Draft Registration Statement.

Use of Proceeds, page 47

13.                               We note your disclosure of intended uses for proceeds are business expansion and potential acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, to the extent known. This is required even if management will have broad discretion in allocating the proceeds. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in Instruction 7 to Regulation S-K Item 504. Please note Instruction 6 to Item 504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 50 of the Revised Draft Registration Statement.

Selected Consolidated Financial Data, page 60

14.                               Please revise to disclose all required financial data such as earnings per share, capital stock, etc. Refer to Item 3.A.2 of Form 20-F. Make corresponding revisions on pages 11 and 12.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12-13, 65-66 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 69

U.S. Securities and Exchange Commission

May 28, 2019

15.                               Please revise to expand the results of operations disclosure for the periods presented to identify and quantify the various factors driving the material changes to your results of operations between the periods. For example, you state on page 14 that your investment banking revenue is directly related to the volume and the value of the transactions; however, you do not quantify the volume nor the average value of such transactions during the periods presented. Refer to Section III.D of Release 33-6835. In addition, please revise to discuss the Company’s financial condition and changes in financial condition for the periods covered by the financial statements including the causes of material changes from year to year in financial statement line items. Refer to Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76-82 of the Revised Draft Registration Statement.

16.                               We note from your disclosure in Note 13 that accounts receivable increased from HK$93,173 thousand at December 31, 2017 to HK$161,093 thousand at December 31, 2018, including an increase in amounts past due over 3 months of HK$61,501 thousand at December 31, 2018 from HK $466 thousand at December 31, 2017. Please revise to discuss material trends within accounts receivable in your next amendment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79-80 of the Revised Draft Registration Statement.

17.                               Your revenues generated from asset management services represent 16.9% and 20.3% of your total revenues excluding the net changes in fair value on financial assets at fair value through profit or loss for the fiscal years ended December 31, 2018 and 2017 and the asset management business is one of your three reportable segments. Given the significance of this revenue stream and of this business to your operations, please revise to provide a rollforward of assets under management (AUM) showing the beginning balance, gross inflows, gross outflows and market appreciation/depreciation to arrive at an ending AUM balance. In addition, please quantify the weighted average management fee rate and, if relevant, include a discussion of any significant trends in your average fee rates that attributed to the increase in fees during the period. To the extent that fee levels vary significantly by AUM product type (fixed income, equities, etc.), please disaggregate the AUM rollforwards by the different material products. Refer to Item 5.A of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

May 28, 2019

Shares Eligible For Future Sale
Registration Rights , page 157

18.                               Please file the registration rights agreement as an exhibit to the registration statement or advise.

The Company respectfully clarifies to the Staff that there is no registration rights agreement in place.

In response to the Staff’s comment, the Company has revised the disclosure on page 168 of the Revised Draft Registration Statement.

Audited Consolidated Financial Statements, page F-1

19.                               Please revise your consolidated financial statements to label subtotals in accordance with IAS 1, paragraphs 55A and 85A.

In response to the Staff’s comment, the Company has revised the disclosure on page F-4 of the Revised Draft Registration Statement.

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-3

20.                               We note the line item titled ‘Unrealized fair value gain’ on the Consolidated Statements of Profit or Loss and Other Comprehensive Income. Please revise to better describe the net changes in fair value on financial assets at fair value through profit or loss. Make corresponding changes throughout the draft registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 17-18, 67-70, 72, 75-76, 78, 81, 100, F-3, F-6, F-22, and F-28 – F-29 of the Revised Draft Registration Statement.

21.                               We note from the Consolidated Statements of Financial Position and Note 19 on page F-40 that the entire balance of contract liabilities - HK$55.1 million - is classified as current within the ‘Other Payables and Accruals’ line item. However, from the table on page F-32, we note that HK$17.9 million of the contract liabilities represent outstanding performance obligations that will not be satisfied within one year. Please revise to disclose separately the current and non-current portions of the contract liabilities on the Consolidated Statements of Financial Position and other relevant disclosures throughout the draft registration statement in accordance with IAS 1, paragraph 69.

The Company respectfully advises the Staff that it classifies a liability as current when it expects to settle the liability in its normal operating cycle

U.S. Securities and Exchange Commission

May 28, 2019

in accordance with IAS 1, paragraph 69. The contract liabilities in the amount of HK$55.1 million represents upfront fees the Company received from its asset management clients under its asset management business. HK$17.9 million out of such amount will be settled by delivery of services within two years, which arrangement is consistent with the contract service period agreed between the Company and its asset management clients and is considered the normal operating cycle for the underlying business and services. For the contract liability balance as of the end of each reporting period, the associated outstanding contracts contained no financing components outside of normal billing and service arrangement. Therefore, in accordance with IAS 1, paragraph 69, the Company classified such portion of the contract liabilities under current liabilities.

Notes to the Consolidated Financial Statements

Note 2.3. Summary of Significant Accounting Policies

Revenue Recognition, page F-22

22.                               We understand from your disclosures throughout the draft registration statement that you provide a range of various products and services to your clients. Please address the following:

•                  Tell us how frequently you provide multiple products/services in a single contract and related total revenue amount recognized for the periods presented, if known;

The Company respectfully advises the Staff that Company is principally engaged in the provision of investment banking services and asset management services to its clients.

For investment banking services, each contract contains only one performance obligation, such as underwriting obligation in relation to the relevant equity offerings bond offerings and obligation to provide financial advisory services. For asset management services, each contract contains two performance obligations, which consists of obligation to provide asset management service and transaction processing service.

The Company has disclosed the breakdown of each component of revenue on page F-28 of the Revised Draft Registration Statement.

•                  Tell us whether you enter into two or more contracts (where you provide a single product/service in each contract) at or near the same time with the same client (or related parties of the client), how you account for such contracts including

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May 28, 2019

your consideration of IFRS 15, paragraph 17, and related total revenue amount for the periods presented, if known;

The Company respectfully advises the Staff that it may occasionally enter into contracts for investment banking and asset management services near the same time with the same clients, but this does not happen often and the Company has determined that these contracts should not be combined in accordance with paragraph 17 of IFRS 15. The contracts of different services are negotiated separately by different service lines of the Company instead of as a package or a bundle of services. In addition, investment banking and asset management services are two distinct services unrelated to each other. Since the terms of contracts for investment banking and asset management services have been agreed separately between the Company and its clients, the pricing of which is consistent with the standalone selling prices that would have been given to clients to which the Company provides a single service, there are no material benefits granted to clients with which the Company enters into two or more contracts at or near the same time.

In addition, the clients could terminate each service separately upon consent by the Company, and there are no other terms that link the contracts together. Since investment banking and asset management services are different and each contact has stated its scope of services (single performance obligation), none of the criteria under IFRS 15 paragraph 17 are met, and thus the Company will not combine contracts it enters into near the same time with the same client.

•                  Tell us how you account for multiple products/services in a single contract including your consideration of IFRS 15, paragraph 27; and

The Company respectfully advises the Staff that for its investment banking services, there were no multiple services (i.e. services in addition to investment banking service) in a single contract under IFRS 15 paragraph 27. Revenue arising from underwriting of equity offerings and bond offerings was recognized at a point in time, while revenue arising from financial advisory was recognized over a period of time.

For the Company’s asset management services, the Company entered into contracts with clients, which stated the stand-alone prices and distinct services (i.e. asset management service and transaction processing service) rendered in the contract, which in turn are consistent with the standalone selling prices that would have been given to clients to which the Company provides a single service. Revenue arising from asset management was recognized over a period of time, while revenue arising from transaction processing was recognized at a point in time.

U.S. Securities and Exchange Commission

May 28, 2019

•                  Tell us how you allocate the transaction price to performance obligations in a contract with multiple products/services including your consideration of IFRS 15, paragraph 73 and revise to disclose your accounting policies regarding the allocation of the transaction price.

The Company respectfully advises the Staff that for its investment banking services, the Company enters into a single contract with a single performance obligation, and thus no allocation of transaction price is required.

For the Company’s asset management services, the Company enters into a single contract with multiple services. The asset management service and transaction processing service are distinct. Revenue arising from asset management service was recognized over a period of time based on the AUM, while revenue arising from transaction processing service was recognized based on certain percentage of the transactions when transactions occurred.

Note 4. Operating Segment Information, page F-26

23.                               Please revise to include information about the profit or loss for each segment in the periods presented as required by the disclosure requirements of paragraph 21 of IFRS 8.

The Company advises the Staff that the Company’s chief operating decision maker (the “CODM”), its chief executive officer, reviews its financial results and makes resource allocation decisions, including marketing and key management salaries, finance costs, capital expenditures, and expenditures on back office functions such as accounting and finance, on a consolidated basis. The segment results were arrived at after allocating the controllable cost of specialized staff to each segment as well as financing cost to strategic investment segment.

In respect of the disclosure requirements of paragraph 21 of IFRS 8, the Company advises the Staff that:

(i)    the natures of the three business (investment banking, asset management, and strategic investments) have been described in accordance with paragraph 21(a) of IFRS 8 on pages F-24 – F-25 of the Revised Draft Registration Statement.

(ii)   in relation to paragraph 21(b) of IFRS 8, there are no specific revenue, expenses, assets, and liabilities mentioned in paragraph 23—24 of IFRS 8, which have been reviewed by CODM. The line items mentioned in paragraph 23(a)-(i) and paragraph 24, where

U.S. Securities and Exchange Commission

May 28, 2019

applicable, for example depreciation and capital expenditure, have been disclosed as other segment information in the note 4 to the consolidated financial statements, which have not been allocated to any segment in accordance with the financial information regularly provided to CODM. Further disclosures for the basis of measurement and allocation of expenses as required under paragraph 25-27 of IFRS 8 have been provided on page F-25 of the Revised Draft Registration Statement.

(iii)  the Company has disclosed the reconciliation of the total segment revenues, segment results, segment liabilities in accordance with paragraph 21(c) of IFRS 8, which are unallocated corporate assets, liabilities, income and expenses.

24.                               We noted your disclosure on page F-30 that your revenue is derived solely from your operations in Hong Kong. However, we note from disclosures throughout the draft registration statement that you have clients based out of mainland China. Please tell us how your current disclosures comply with IFRS 8, paragraphs 31 and 33 which require information regarding revenues from customers in different geographical areas for each reportable segment and revise your disclosures as necessary including other relevant disclosure in the draft registration statement (e.g. Note 5).

The Company respectfully advises the Staff that although certain clients are based in China, the Company negotiated and executed the transactions in Hong Kong and the transactions are subject to Hong Kong law and Hong Kong taxation. Therefore, the Company has provided information in only one geographical area.

In response to the Staff’s comment, the Company has revised the disclosure on page F-27 of the Revised Draft Registration Statement.

Note 6. Operating Expenses/Income, Net, page F-32

25.                               Please revise to include the complete breakdown of your operating expenses for the periods presented similar to the tabular disclosure on page 66.

In response to the Staff’s comment, the Company has revised the disclosure on page F-31 of the Revised Draft Registration Statement.

Note 13. Accounts Receivable, page F-35

26.                               Please reconcile the gross carrying amount of accounts receivable at December 31, 2018 in the table on page F-37 of HK$158,518 thousand

U.S. Securities and Exchange Commission

May 28, 2019

to the accounts receivable balance at December 31, 2018 of HK$161,093 thousand throughout the document.

The Company respectfully advises the Staff that the difference between the gross carrying amount of accounts receivable of HK$158,518 thousand as of December 31, 2018 and the accounts receivable balance of HK$161,093 thousand as of December 31, 2018 represents the margin loan receivables of HK$2,575 thousand, which was excluded from the “Simplified Expected Credit Loss Calculation” disclosed on page F-35 because the margin loan receivable is subject to the general approach in assessing expected credit losses in accordance with IFRS 9.

In response to the Staff’s comment, the Company has revised the disclosure on page F-35 of the Revised Draft Registration Statement.

27.                               Please revise to include a rollforward of the allowance for loan losses as required by paragraph 35h of IFRS 7.

The Company respectfully advises the Staff that it did not provide any loss allowance for the periods presented, because the amounts were immaterial based on management’s expected credit losses assessment.

In response to the Staff’s comment, the Company has revised the disclosure on F-36 of the Revised Draft Registration Statement.

Note 15. Financial Assets at Fair Value Through Profit or Loss and Stock Loan, page F-38

28.                               On page 16, you disclose that you make strategic investments in Asia and are subject to concentration risks. In addition, you disclose that your investment portfolio may be concentrated in certain sectors, geographic regions, individual investments or types of securities that may or may not be listed. We note that you hold investments primarily in four companies as of the date of this prospectus. Please revise to include the following disclosures concerning these investments in your next amendment:

•                  All required disclosures in accordance with IFRS 7, paragraphs 31 and 32 for the concentration risks related to your strategic investments;

•                  All required disclosures in accordance with Item 11 of Form 20-F related to equity price risk in the Quantitative and Qualitative Disclosures about Market Risk section;

•                  Disclose the individual components of the ‘Listed equity shares, at quoted price’ included in Financial Assets at Fair

U.S. Securities and Exchange Commission

May 28, 2019

Value Through Profit or Loss in Note 15 and reconcile to the strategic investments discussed on page 105-106;

•                  Disclose the individual components of the ‘Unlisted debt securities’ included in Financial Assets at Fair Value Through Profit or Loss in Note 15 and reconcile to the strategic investments discussed on page 105-106;

•                  Disclose the individual components of the ‘Unlisted equity shares’ included in Financial Assets at Fair Value Through Profit or Loss in Note 15 and reconcile to the strategic investments discussed on page 105-106;

•                  Break out the unrealized fair value gain by listed equity shares, unlisted equity shares, and unlisted debt securities in the periods presented; and

•                  For unlisted equity investments measured using significant unobservable inputs (Level 3), please tell us, and revise to include additional information regarding the observable recent transactions with similar risk characteristics used to estimate the fair value in the periods presented. Please be fulsome and detailed in your response to allow a potential reader of the financial statements to be able to understand the process used to fair value these investments. Refer to paragraphs 91-99 of IFRS13 for guidance.

In response to the Staff’s comment with respect to concentration risks, the Company has revised the disclosure on page F-50 of the Revised Draft Registration Statement.

In response to the Staff’s comment with respect to equity price risks, the Company has revised the disclosure on page F-50 of the Revised Draft Registration Statement.

In response to the Staff’s comment with respect to reconciliation of investments, the Company has revised the disclosure on page F-37 of the Revised Draft Registration Statement.

In response to the Staff’s comment with respect to breakdown on unrealized fair value gain by listed equity shares, unlisted equity shares, and unlisted debt securities, the Company has revised the disclosure on page F-28 of the Revised Draft Registration Statement.

In response to the Staff’s comment with respect to valuation of unlisted equity investments, the Company has revised the disclosure on page F-48 – F-49 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

May 28, 2019

29.                               Please revise your next amendment to include the additional details concerning the stock loan

•                  The specific equity shares lent (Bank of Qingdao or different equity shares);

•                  Any recognized unrealized gain on the stock loan in the periods presented;

•                  If you have a repayment schedule for the stock loan; and

•                  If you have an allowance for credit risk related to the stock loan.

In response to the Staff’s comment with respect to the specific equity shares lent, any recognized gains on stock loans in the periods presented, and repayment schedule for the stock loans, the Company has revised the disclosure on page F-37 of the Revised Draft Registration Statement.

In response to Staff’s comment with respect to allowance for the credit risk related to the stock loan, the Company respectfully advise the Staff that no allowance for credit risk was provided, because the stock loan was accounted for as a financial asset at fair value through profit or loss that is not subject to expected credit loss allowance in accordance with paragraph 5.5.1 of IFRS 9.

Upon the transfer of the underlying equity shares, the Company carried out an analysis in accordance with section 3.2 of IFRS 9 to determine if the underlying equity shares should be derecognized. The Company concluded that the derecognition criteria for the underlying equity shares under paragraph 3.2.3 of IFRS 9 was not met as the Company retains substantially all risks and rewards of ownership of the underlying equity shares in accordance with paragraph 3.2.6(b) of IFRS 9, considering that the non-performance risk of the loaned counterparty is insignificant as compared to the market risk associated with the share price movement of the underlying shares.

Accordingly, the Company did not derecognize the underlying equity shares in accordance with paragraph 3.2.15 of IFRS 9 and continued to measure the underlying equity shares based on the applicable accounting policy, which is fair value through profit or loss, as if the underlying equity shares were not transferred.

For presentation and disclosures, the Company applied an accounting policy with reference to paragraph 3.2.23 of IFRS 9. The Company considers such application appropriate on the basis that the related paragraph governs the accounting of non-cash instruments transferred out but not derecognized in the book of the transferor, and at the same time, the transferee has a right to sell or repledge the underlying, which is

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May 28, 2019

similar to the stock loan transaction entered into by the Company. Based on the requirement under this paragraph, the equity shares were reclassified and presented separately from other assets as a stock loan.

Paragraph 3.2.23(a) of IFRS 9:

If a transferor provides non-cash collateral (such as equity instruments) to the transferee, the accounting for the collateral by the transferor and the transferee depends on whether the transferee has the right to sell or repledge the collateral and on whether the transferor has defaulted. The transferor and transferee shall account for the collateral as follows:

(a) If the transferee has the right by contract or custom to sell or repledge the collateral, then the transferor shall reclassify that asset in its statement of financial position (eg as a loaned asset, pledged equity instruments or repurchase receivable) separately from other assets.

(b) If the transferee sells collateral pledged to it, it shall recognise the proceeds from the sale and a liability measured at fair value for its obligation to return the collateral.

(c) If the transferor defaults under the terms of the contract and is no longer entitled to redeem the collateral, it shall derecognise the collateral, and the transferee shall recognise the collateral as its asset initially measured at fair value or, if it has already sold the collateral, derecognise its obligation to return the collateral.

(d) Except as provided in (c), the transferor shall continue to carry the collateral as its asset, and the transferee shall not recognise the collateral as an asset.

Applying the above to the stock loan transaction, the Company and the intermediate holding company act as transferor and transferee, respectively. Since there is no default under the terms of the contracts, paragraph (c) above is not applicable. The Company has continued to carry the collateral and separately disclosed it as stock loan.

Note 23. Related Party Transactions, page F-43

30.                               We note you have certain outstanding balances with related parties as of the periods presented. Please revise to disclose any provisions for doubtful debts related to the amount of outstanding balances and any expenses recognized during the periods in respect of bad or doubtful debts due from related parties in accordance with IAS 24, paragraphs 18(c) and (d).

U.S. Securities and Exchange Commission

May 28, 2019

The Company respectfully advises the Staff that it did not make any provision for doubtful debts for outstanding balances due from related parties for the periods presented because the amount was immaterial based on management’s assessment.

In response to the Staff’s comment, the Company has revised the disclosure on page F-44 of the Revised Draft Registration Statement.

31.                               You disclose on page F-44 that details of your accounts receivable from your fellow subsidiaries as of January 1, 2017 and December 31, 2018 are disclosed in the Note 13. Please tell us how this information is presented in the Note 13 as it is unclear from the current disclosures and how the Note 13 disclosures comply with IAS 24, paragraph 18 and IAS 1, paragraph 78(b).

In response to the Staff’s comment, the Company has revised the disclosure on page F-44 of the Revised Draft Registration Statement.

General

32.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company undertakes that if any written communication as defined in Rule 405 under the Securities Act is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*                                         *                                         *

U.S. Securities and Exchange Commission

May 28, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Calvin Choi, Chief Executive Officer, AMTD International Inc.

Philip Yau, Chief Financial Officer, AMTD International Inc.

George Chan, Partner, Ernst & Young

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Benjamin W. James, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP